UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-32960

GeoMet, Inc.

(Exact name of registrant as specified in its charter)

1221 McKinney Street, Suite 3840

Houston, Texas 77010

(713) 659-3855

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

Series A Convertible Redeemable Preferred Stock, par value $0.001 per share

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record of GeoMet, Inc.’s common stock as of the certification or notice date: 109

Approximate number of holders of record of GeoMet, Inc.’s Company’s Series A Convertible Redeemable Preferred Stock as of the certification or notice date: 52

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, GeoMet, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2016	By:	/s/ Tony Oviedo
Tony Oviedo, Senior Vice President, Chief Financial Officer and Chief Accounting Officer